Exhibit 3.1
ARTICLES OF AMENDMENT
OF
DECLARATION OF TRUST
OF
PARAGON REAL ESTATE EQUITY AND INVESTMENT TRUST
     Paragon Real Estate Equity and Investment Trust, a Maryland real estate investment trust (the “Trust”), hereby certifies to the State Department of Assessments and Taxation of Maryland:
     FIRST: The Board of Trustees of the Trust, by their unanimous written consent, duly adopted resolutions setting forth the proposed amendment of the Declaration of Trust of the Trust, as amended, restated and supplemented (the “Declaration of Trust”), declaring said amendment to be advisable and stating that said amendment be submitted to the shareholders of the Trust for their consideration at the Trust’s 2005 annual meeting of shareholders (the “Annual Meeting”). The resolution setting forth the proposed amendment is as follows:
     “RESOLVED, that the Trust’s Declaration of Trust, as amended, restated and supplemented (the “Declaration of Trust”), be amended to effect a 75 to one reverse share split of the common shares of beneficial interest of the Trust by adding the following Section 5.10:
“Section 5.10 Reverse Share Split of Common Shares. Each outstanding Common Share as of July 27, 2006 (the “Effective Date”) shall be exchanged for 1/75th of a Common Share. Each certificate that prior to the Effective Date represented Common Shares shall then represent the number of Common Shares into which such Common Shares are split hereby; provided, however, that each person holding of record a share certificate or certificates that prior to the Effective Date represented Common Shares shall receive, upon surrender of each such certificate or certificates, a new certificate or certificates representing the number of Common Shares to which such person is entitled. No new certificates representing fractional Common Shares will be issued. Instead, the Trust will pay the fair value, as determined in the good faith judgment of the Board of Trustees of the Trust, for Common Shares that would otherwise be converted into fractional Common Shares as a result of the reverse share split.”
     SECOND: The Trust delivered notice of the Annual Meeting to all shareholders of the Trust as of the April 5, 2005 record date stating that the purpose of the meeting included consideration and approval of the proposed amendment; and
     THIRD: Thereafter, said amendment of the Declaration of Trust was duly approved at the Annual Meeting by the vote required by Section 8-501 of the Corporations and Associations Article of the Maryland Code.
     IN WITNESS WHEREOF, the Trust has caused these Articles of Amendment to be signed by its duly elected officer as of the 10th day of July, 2006.
PARAGON REAL ESTATE EQUITY AND INVESTMENT TRUST
/s/ John J. Dee
By: John J. Dee
Its: Chief Financial Officer